Exhibit 99.123

Vicinity Motor Corp. Receives $7.5 Million in Proceeds from Accelerated Warrant Exercises

Capital Structure Cleanup Complete; Zero Warrants Remain Outstanding

VANCOUVER, BC – June 23, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”, “VMC” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced the receipt of $7.5 million through the exercise of 1,924,726 warrants since the beginning of the first quarter of 2021.

The majority of the warrants exercised were since the date that Vicinity initiated the acceleration provision of its outstanding warrants issued in connection with its October 2020 private placement. As of the date of this press release, zero warrants remain outstanding in Vicinity.

“We are pleased to have received $7.5 million in proceeds from these warrant exercises, further fortifying our balance sheet,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “This stands as a testament to the value our shareholders see in our future prospects, and we would like to thank them for their ongoing support. We look forward to continued operational execution in the months ahead as we march towards a near-term targeted Nasdaq uplisting.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors

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